July 13, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Keira Nakada

Rufus Decker

Re: Madison Square Garden Sports Corp.

Form 10-K for the Fiscal Year Ended June 30, 2022

Filed August 18, 2022

Form 10-Q for the Fiscal Quarter Ended December 31, 2022

Filed February 7, 2023

File No. 001-36900

Ladies and Gentlemen:

This letter provides a supplemental response to comment no. 1 in the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated June 5, 2023, concerning the Annual Report on Form 10-K for Fiscal Year Ended June 30, 2022 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the Quarterly Period Ended December 31, 2022 (the “Form 10-Q”) of Madison Square Garden Sports Corp. (“the Company” or “MSG Sports”) following the telephone conference between representatives of the Company and the Staff.

For your convenience, we have set forth comment no. 1 in the Comment Letter in bold immediately followed by the supplemental response.

Form 10-K for Fiscal Year Ended June 30, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Adjusted Operating Income (Loss), page 35

1.

Your response to comment 1 explains that the non-GAAP adjustment for the noncash portion of arena license fees consists of the difference between the straight-line lease expense recognized under ASC 842 and cash paid throughout the year. As excluding the non-cash portion of your operating lease cost from adjusted operating income appears to change the recognition and measurement principles required to be applied in accordance with GAAP, please provide us with additional detail explaining how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations or remove this adjustment.

Company Response: In response to the Staff’s comment regarding removing the noncash portion of arena license fees in arriving at adjusted operating income (“AOI”), the Company has reconsidered the guidance denoted in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI”), SEC Regulation S-K Item 10(e), and Regulation G. The Company respectfully advises the Staff that in future filings, the Company will not exclude the noncash portion of arena license fees in arriving at AOI.

* * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Victoria M. Mink at (212) 631-5177.

Sincerely,

/s/ Victoria M. Mink
Victoria M. Mink
Executive Vice President,
Chief Financial Officer and Treasurer
Madison Square Garden Sports Corp.

cc:	Alexander Shvartsman, Madison Square Garden Sports Corp.

Robert W. Downes, Esq., Sullivan & Cromwell LLP

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